Exhibit 22

Subsidiaries of the Registrant

1.      First-Citizens Bank and Trust Company of South Carolina

2.      FCB/SC Capital Trust I

Subsidiaries of First-Citizens Bank and Trust Company of South Carolina

1.      Wateree Enterprises, Inc. and its subsidiaries:

        a.  Wateree Life Insurance Company

        b.  Wateree Agency, Inc. (inactive)

2.      Congaree Investor Services, Inc/




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